UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

  Commission file number:  000-32951

  ___________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Crescent State Bank Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Crescent Financial Corporation, 1005 High House Road, Cary, North Carolina 27513

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2008 and 2007
Statement of changes in net assets available for benefits, year ended December 31, 2008
Notes to financial statements

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Crescent State Bank Employees’401(k) Plan
Cary, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2008 and related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent State Bank Employees’ 401(k) Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of Crescent State Bank Employee’s 401(k) Plan as of December 31, 2007 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management.  We have not audited or reviewed the accompanying 2007 statement of net assets available for benefits and accordingly, do not express an opinion or any other form of assurance on it.

Greenville, North Carolina
July 14, 2009

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007 (unaudited)

	2008	2007*
Assets
Investments, at fair value:
Investments	$2,534,183	$2,639,377
Participant loans	75,478	14,838
	2,609,661	2,654,215
Receivables:
Employer contributions	15,374	13,647
Participant contributions	20,264	18,924
Other receivables	1,020	-
	36,658	32,571
Cash	144,449	94,091
Net assets available for benefits at fair value	2,790,768	2,780,877

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	15,847	15
Net assets available for benefits	$2,806,615	$2,780,892

* Unaudited

The accompanying notes are an integral part of these financial statements.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Additions to net assets attributed to:
Dividends and interest	$2,226

Contributions:
Participants	516,718
Employer	369,321
Rollovers	469,028
Total contributions	1,355,067

Total additions	1,357,293

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,204,400
Benefits paid to participants	110,270
Administrative expenses	16,900

Total deductions	1,331,570

Net increase	25,723

Net assets available for benefits:
Beginning of year	2,780,892

End of year	$2,806,615

The accompanying notes are an integral part of these financial statements.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

1.	Description of Plan

The following brief description of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of Crescent State Bank and other wholly-owned subsidiaries of Crescent Financial Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested. Contributions are subject to certain limitations.

In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation.

Rollover contributions included the addition of employees of Port City Capital Bank that became employees of Crescent State Bank pursuant to a merger. During 2008, rollover funds of $459,585 are attributable to new plan participants added through the merger.

Investment Options — Participants are allowed to direct the investment of their contributions and to change their investment mix at their discretion.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) plan earnings and (b) employer non-elective and any employer discretionary contributions (if eligible). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contributions and the actual earnings thereon is based on years of continuous service, and a participant is 100 percent vested after three years of service.

Participant Loans — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 9.00 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — After termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested balance of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures — Forfeitures from past profit sharing contributions are used to reduce employer contributions or to pay fees incurred by the Plan. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $414 and $883, respectively. During 2008, forfeitures of $469 were used to reduce employer contributions.

Administrative Costs — The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

2.	Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United State of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Adoption of New Accounting Standard - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS No. 157.  SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  See Note 4.

Payment of Benefits - Benefits are recorded upon distribution.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

3.	Investments

The Plan’s investments are held by a bank-administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

		2007
	2008	(unaudited)
Investments, at fair value:
Bond Fund of America	$164,595	$ *
Diamond Hill Large Cap Fund	329,982	446,481
Dodge & Cox Stock Fund	438,600	656,951
Europacific Growth Fund	272,328	246,100
Oakmark Equity Income Fund	341,852	401,435
Royce Opportunity Fund	*	180,810
Crescent Financial Corporation Stock Fund	*	170,782

*Amount represents less than five percent of net assets.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008
Mutual funds	$(1,005,661)
Common stocks	(203,954)
Common collective investment trust	5,215
$(1,204,400)

4.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurement”. SFAS 157, which was issued in September 2006, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

 •          Quoted prices for similar assets or liabilities in active markets;
 •          Quoted prices for identical or similar assets or liabilities in active markets;
 •          Inputs other than quoted prices that are observable for the asset or liability;
 •          Inputs that are derived principally from or corroborated by observable market data by correlation orother means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

4.	Fair Value Measurements (Continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds:  These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Stock:  These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Investment Trust:  The investment contract is an investment made by a group trust. It is valued at a fair value proportionate to the Plan’s proportionate share in the group trust. The contracts are classified within level 2 of the valuation hierarchy.  See Note 5.

Participant Loans:  Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$2,285,399	$-	$-	$2,285,399
Common stock	114,805	-	-	114,805
Common collective investment trust	-	133,979	-	133,979
Participant loans	-	-	75,478	75,478
Total assets at fair value	$2,400,204	$133,979	$75,478	$2,609,661

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$14,838
Purchases, sales, issuances and settlements (net)	60,640

Balance, end of year	$75,478

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

5.	Fully Benefit Responsive Investment Contract

The Plan has entered into a fully benefit-responsive investment contract with The MetLife Insurance Company   (“MetLife”). In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the managed investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit Metlife to terminate the agreement prior to the scheduled maturity date.

2008
Average yields:
Based on actual earnings	(6.76%)
Based on interest rate credited to participants	4.92%

6.	Exempt Party-In-Interest Transactions

Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were $16,900 for the year ended December 31, 2008.

7.	Related Party Transactions

The Plan gives participants the option of purchasing shares of stock of Crescent State Bank’s parent company, Crescent Financial Corporation. Participant investments in Crescent Financial Corporation stock are limited to 25% of a participant’s total investment allocation. Plan assets included approximately 30,212 shares valued at $114,805 in for the year ended December 31, 2008.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007 (unaudited)

9.	Tax Status

The Plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

CRESCENT STATE BANK EMPLOYEES’401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

EIN: 56-2097132
Plan Number 001

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value

*	PARTICIPANT LOANS	INTEREST-BEARING AT 3.25% - 9.00%		$75,478

*	CRESCENT FINANCIAL CORP	COMMON STOCK		114,805

	AMERICAN CENTURY INFLATION ADJ BOND	MUTUAL FUNDS		52,646

	AMERICAN CENTUTY MID-CAP VALUE FD	MUTUAL FUNDS		111,497

	BOND FUND OF AMERICA R4 AMERICAN FDS	MUTUAL FUNDS		164,595

	DIAMOND HILL LARGE-CAP FD CL A	MUTUAL FUNDS		329,982

	DIAMOND HILL STRATEGIC INC FD CL A	MUTUAL FUNDS		24,208

	DODGE & COX STK FD	MUTUAL FUNDS		438,600

	EUROPACIFIC GROWTH FUND R4	MUTUAL FUNDS		272,328

	FORWARD INTL SMALL CO FD INV CLASS	MUTUAL FUNDS		29,245

	GROWTH FUND OF AMERICA R4	MUTUAL FUNDS		96,518

	ING SMALL CAP VAL CHOICE FD CL A	MUTUAL FUNDS		22,909

	JPMORGAN SMARTRETIREMENT 2040 A	MUTUAL FUNDS		48

	KALMAR GROWTH WITH VALUE SMALL CAP	MUTUAL FUNDS		13,870

	MARSICO GROWTH FUND	MUTUAL FUNDS		55,921

	METROPOLITAN WEST TOTAL RETURN BOND	MUTUAL FUNDS		149

	OAKMARK EQUITY INCOME FD	MUTUAL FUNDS		341,852

CRESCENT STATE BANK EMPLOYEES’401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Continued)
December 31, 2008

EIN: 56-2097132
Plan Number 001

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value

	PIMCO LOW DURATION ADMIN SHS	MUTUAL FUNDS		$23,753

	ROYCE OPPORTUNITY FD INVESTMENT SH	MUTUAL FUNDS		120,346

*	SCHWAB SM CAP EQUITY FD SELECT SHS	MUTUAL FUNDS		87,223

	SELECTED AMERICAN SHARES	MUTUAL FUNDS		45,404

	SELECTED SPECIAL SHARES	MUTUAL FUNDS		37,272

	WASATCH HERITAGE GROWTH FUND	MUTUAL FUNDS		17,033

	METLIFE GIC 25053	MUTUAL FUNDS		133,979
				$2,609,661

*      Party-in-interest
**    Cost information omitted for participant directed investments.

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT STATE BANK EMPLOYEES’ 401 (K) PLAN (Name of Plan)

Date: July 14, 2009	By:	/s/ Bruce W. Elder
Bruce W. Elder
Senior Vice President
Crescent State Bank